UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	Executive Officer & General Manager, Financial Accounting Dept

Date: March 7, 2025

Sumitomo Mitsui Financial Group, Inc.

Change of Representative Executive Officer

Tokyo, March 7, 2025

Sumitomo Mitsui Financial Group, Inc. (President and Group CEO: Toru Nakashima) hereby announces that the change of Representative Executive Officer was resolved the meeting of the Board of Directors held today.

< Sumitomo Mitsui Financial Group, Inc. >

Post to be appointed	Current	Name
With effect from April 1, 2025

Retired from Sumitomo Mitsui Financial Group, Inc.	Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer (Representative Executive Officer)	Muneo Kanamaru

Sumitomo Mitsui Financial Group, Inc. Deputy Chairman	Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer (Representative Executive Officer)	Masamichi Koike

Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer (Representative Executive Officer)	Sumitomo Mitsui Financial Group, Inc. Senior Managing Corporate Executive Officer	Yoshihiro Hyakutome

Sumitomo Mitsui Financial Group, Inc. Deputy President and Executive Officer (Representative Executive Officer)	Sumitomo Mitsui Financial Group, Inc. Senior Managing Corporate Executive Officer	Takeshi Mikami

Profile: Yoshihiro Hyakutome

1. Date of Birth	February 27, 1965

2. Business Experience

April 1988	Joined The Sumitomo Bank Limited

April 2016	Executive Officer, Sumitomo Mitsui Banking Corporation

April 2017	Executive Officer, Sumitomo Mitsui Financial Group, Inc.

April 2018	Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc. Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2022	Senior Managing Corporate Executive Officer, Sumitomo Mitsui Financial Group, Inc. (to present) Director and Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2024	Senior Managing Executive Officer, Sumitomo Mitsui Banking Corporation (to present)

3. Number of shares of our common stock held: 35,804 (as of September 30, 2024)

Profile: Takeshi Mikami

1. Date of Birth	February 16, 1966

2. Business Experience

April 1988	Joined The Sumitomo Bank Limited

April 2016	Executive Officer, Sumitomo Mitsui Banking Corporation

April 2017	Executive Officer, Sumitomo Mitsui Financial Group, Inc.

April 2019	Managing Executive Officer, Sumitomo Mitsui Financial Group, Inc. Managing Executive Officer, Sumitomo Mitsui Banking Corporation

April 2020	Retired from Sumitomo Mitsui Financial Group, Inc.

April 2022	Senior Managing Corporate Executive Officer, Sumitomo Mitsui Financial Group, Inc. (to present) Retired from Sumitomo Mitsui Banking Corporation

3. Number of shares of our common stock held: 42,252 (as of September 30, 2024)

Notes: On October 1, 2024, the Company effected a three for one split of its common stock on the record date of September 30, 2024. The number of shares of our common stock held is based on the number of shares before the stock split.